02053270

VF 9-19-02

SECURITI... ...SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 30780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VSR FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8620 W. 110th STREET, SUITE 200
(No. and Street)

OVERLAND PARK	KS	66210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EILEEN MALONEY 913-498-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th PLACE, SUITE 204	WESTWOOD	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 9-19-02

OATH OR AFFIRMATION

I, EILEEN MALONEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VSR FINANCIAL SERVICES, INC., as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHEN A. RUSSELL
Notary Public - State of Kansas
My Appt. Expires 9/23/02

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17-5(a).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VSR FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2002 AND 2001
WITH INDEPENDENT AUDITORS' REPORT

Filed in accordance with Rule 17a-5(e)(3) as a Public Document

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2002 AND 2001
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE

MHK
MILLER HAVILAND KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS
Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
VSR Financial Services, Inc.

We have audited the accompanying statements of financial condition of

VSR FINANCIAL SERVICES, INC.

as of June 30, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VSR Financial Services, Inc. as of June 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Haviland Ketter PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
August 9, 2002

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF JUNE 30, 2002 AND 2001

	2002	2001
ASSETS		
Cash	$ 723,477	$ 601,741
Receivable from Brokers and Dealers	891,177	667,486
Marketable Securities Held-to-Maturity, at fair value	226,402	121,410
Securities Not Readily Marketable, at fair value	214,222	262,674
Other Assets	45,591	34,503
TOTAL ASSETS	$ 2,100,869	$ 1,687,814
LIABILITIES		
Commissions Payable	$ 670,762	$ 516,410
Accounts Payable	244,944	103,125
Income Taxes Payable Currently	46,085	171,043
TOTAL LIABILITIES	961,791	790,578
STOCKHOLDERS' EQUITY		
Paid In Capital		
Common stock, par value $.001, authorized 10,000,000 shares, 1,309,110 shares issued, 842,510 shares outstanding at 6/30/02, and 880,510 outstanding at 6/30/01. (excluding treasury stock below)	1,309	1,309
Additional paid in capital	199,361	199,361
	200,670	200,670
Retained earnings	1,774,456	1,265,614
	1,975,126	1,466,284
Less: Treasury Stock, at cost, 466,600 shares at 6/30/02 and 428,600 shares at 6/30/01.	(836,048)	(569,048)
TOTAL STOCKHOLDERS' EQUITY	1,139,078	897,236
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,100,869	$ 1,687,814

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business.

VSR Financial Services, Inc. ("VSR") is a fully-disclosed, full-service securities broker/dealer founded in 1983. VSR is a member in good standing of the National Association of Securities Dealers (NASD). All general securities accounts are insured by the Securities Investor Protection Corporation (SIPC). VSR operates through its network of approximately 200 independent representatives residing in 25 states who serve approximately 37,000 clients throughout North America. The Company is licensed in all 50 states of the USA.

Use of Estimates.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue and Expense Recognition.

Revenue and expenses in connection with securities transactions are recorded on a trade-date basis.

Cash.

Cash consists of demand deposit checking accounts and cash on hand, specifically excluding bank certificates of deposit with original maturities in excess of 90 days.

Marketable Securities.

Marketable securities investments consist of bank certificates of deposit with original maturities of 6 to 9 months for which the Company has the positive intent and ability to hold to maturity; accordingly, such securities are classified as held-to-maturity securities and recorded at amortized cost which approximates fair value.

Securities Not Readily Marketable.

Securities not readily marketable consist of limited interests in limited partnerships and stock warrants, and are stated at fair value equal to cost that does not exceed estimated net realizable value.

Reclassifications.

Certain amounts in the 2001 financial statements have been reclassified to be consistent with their 2002 presentation.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at June 30, 2002 and 2001 are summarized as follows:

	2002	2001
Net Capital	$ 822,556	$ 556,435
Aggregate Indebtedness	961,791	790,578
Minimum Net Capital Required	64,118	52,705
Excess Net Capital at 1500%	758,438	503,730
Excess Net Capital at 1000%	726,377	477,377
Net Capital Ratio	1.17 to 1	1.42 to 1

The Company is exempt from the cash reserve requirements and remaining provisions of Rule 15c3-3 of the Securities and Exchange Commission as it operates under the limitations of paragraph (k)(2)(ii) of Rule 15c3-3. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer.

NOTE C - RECEIVABLES AND CONCENTRATIONS OF CREDIT RISK

Receivable from brokers and dealers is summarized as follows:

	As of June 30, 2002	2001
WheatFirst Clearing Corporation	$ 389,615	$ 395,551
Other brokers and dealers	501,562	271,935
	$ 891,177	$ 667,486
Cash balances in excess of federally insured limits	$ 316,162	$ 295,209

NOTE D - OPERATING LEASES

The Company leases office equipment under year-to-year operating leases. Under the terms of an operating lease expiring in 2002 with a related party partnership, the Company leases office space (see also related party transactions at Note E below).

NOTE E - RELATED PARTY TRANSACTIONS

The Company purchases consulting services and leases office space and equipment from general partnerships which are controlled by stockholders of the Company. During the fiscal year ended June 30, 2000, the Company began providing management services for a fee to The Masters, Inc. under the terms of an agreement. Such management services include personnel, office space, computers and supplies. The Company shares common ownership and management with The Masters, Inc. Following is a summary of transactions and balances with related parties for fiscal years ended June 30, 2002 and 2001 (also see leases at Note D above):

	2002	2001
Due to partnerships, officers and to stockholders (included as accounts payable in accompanying balance sheets)	$ -	$ 1,330

NOTE F - CONTINGENCIES

In the ordinary course of business, the Company becomes party to claims from time to time, most of which relate to sales of securities by representatives of the Company. As of June 30, 2002 and 2001, the Company was party to several such claims; management holds that its positions in each of these matters is meritorious, that it intends to defend its position vigorously, and that it anticipates favorable results. At this time it is not possible to predict the extent of the Company's liability, if any.

NOTE G - DEFINED CONTRIBUTION RETIREMENT PLAN

The Company sponsors a defined contribution 401(k) retirement plan covering all employees age 21 with 1 year of service. Company contributions are discretionary; current policy provides for Company matching contributions equal to 100% of the amount of employee contributions, limited to a total of 6.0% of each participant's compensation. The amounts of retirement contributions expense were $98,727 and $82,432 for fiscal years ended June 30, 2002 and 2001, respectively.

SUPPLEMENTARY INFORMATION

VSR FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2002 AND 2001

	2002		2001	
NET CAPITAL				
Total Stockholders' Equity	$ 1,139,078		$ 897,236	
Deductions and/or charges:				
A. Nonallowable assets				
Securities not readily marketable	214,222		262,674	
Commissions and other receivables	33,398		23,167	
Other assets	44,591		34,503	
Other deductions and charges	20,746		18,545	
	312,957		338,889	
Net Capital Before Haircuts on Securities Positions	826,121		558,347	
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))				
A. Certificates of deposit	3,565		1,912	
Net Capital	$ 822,556		$ 556,435	
AGGREGATE INDEBTEDNESS				
Items Included in Statements of Financial Condition				
Commissions Payable	$ 670,762		$ 516,410	
Accounts Payable	244,944		103,125	
Income Taxes Payable Currently	46,085		171,043	
Total Aggregate Indebtedness	$ 961,791		$ 790,578	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum Net Capital Required	$ 64,118		$ 52,705	
Excess Net Capital at 1500%	$ 758,438		$ 503,730	
Excess Net Capital at 1000%	$ 726,377		$ 477,377	
Ratio: Aggregate Indebtedness to Net Capital	1.17	to 1	1.42	to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2002 and 2001)				
Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 822,556		$ 556,435	
Net Capital, as computed above	$ 822,556		$ 556,435	

VSR FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended June 30, 2002 and 2001.

VSR FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of June 30, 2002 and 2001.

MHK MILLER HAVILAND KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
VSR Financial Services, Inc.

In planning and performing our audits of the financial statements of VSR Financial Services, Inc., for the years ended June 30, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by VSR Financial Services, Inc., that we considered to be relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3; some points of which are not applicable to a company which operates on a fully-disclosed basis.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
August 9, 2002